SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 13)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)



                         Intelligent Systems Corporation
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                                (Name of Issuer)

                              Common Stock
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                         (Title of Class of Securities)

                                    45816D100
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                                 (CUSIP Number)

                               Bonnie L. Herron
			4355 Shackleford Road
			Norcross, Georgia 30093
				(404) 564-5504

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  August 3, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 45816D100
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1       NAME OF REPORTING PERSON
        Clifford Nolan Burnstein

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions) (a) [_]  (b) [_]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS (See Instructions)
        PF

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5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

        [_]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                835,445
      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               n/a
       OWNED BY
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 835,445
        PERSON
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                n/a
----------------------- ------- ------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          835,445

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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions) [_]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.7%

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14        TYPE OF REPORTING PERSON (See Instructions)
          IN

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


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                               CUSIP No. 45816D100
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            ITEM 1. SECURITY AND ISSUER

            This statement relates to Common Stock, par value $0.01 per share ("Common Stock), of Intelligent Systems Corporation, a Georgia Corporation (the "Issuer"), whose principal executive offices are located at 4355 Shackleford Road, Norcross, Georgia 30093.

            ITEM 2. IDENTITY AND BACKGROUND

            Clifford Nolan Burnstein is an individual whose principal employment is co-owner of Q Prime limited liability company with its principal offices located at 729 7th Avenue New York, New York 10019.Mr. Burnstein has not been (i) convicted in a criminal proceeding during the last five years,
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or (iii) subject to a judgment,decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.


            ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


	Mr. Burnstein acquired 635,445 shares of Common Stock for $444,811.50 in cash pursuant to the Issuers Rights Offering on July 23 2009. The other shares of Common Stock beneficially owned by Mr. Burnstein were acquired as follows: 25,000 upon the merger of Intelligent Systems Master
Limited Partnership the Companys predecessor entity with the Company in 1991 pursuant to which all record holders in the MLP exchanged their holdings in the MLP for the same number of shares in the Company;
and an aggregate of 175,000 shares in various open market purchases from March 1991 through June 1998 at prices ranging from $1.25 to $6.415. All shares were acquired with personal funds.

            ITEM 4.  PURPOSE OF TRANSACTION

            All the shares of Common Stock beneficially owned by Mr. Burnstein have been acquired for investment.


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

Mr. Burnstein currently has no plan or proposal which relates to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuers business or corporate structure

(g) Changes in the Issuers articles of incorporation or bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

(h) Causing the Common Stock to be delisted from a national securities exchange;

(i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) Based on the number of shares of Common Stock outstanding as of July 23 2009 (after giving effect to the Issuers Rights Offering completed on that date), Mr. Burnstein may be deemed to be the beneficial owner of 835,445 shares (9.7% of the outstanding shares).

(b)
     (i) Mr. Burnstein has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 835,445 shares identified in Item 5(a) above.


(ii) n/a

            (c) Mr. Burnstein has acquired shares of Common Stock since May 23, 2009, as follows:


Acquisition Date 	  Number of Shares
7/23/09 	  	  635,445

Consideration Per Share   Type of Acquisition
$.70 			  Purchased in the Issuer's registered shareholder
                          rights offering

(d) Not applicable

(e) Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7. Material to Be Filed as Exhibits
Not applicable.

            ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons entered into the Joint Filing Agreement. A copy of the Joint Filing Agreement is filed herewith as Exhibit 99.1 and is incorporated by reference thereto.

            ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           not applicable

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                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2009


                                                 /s/ Clifford Nolan Burnstein
                                             -----------------------------------
                                                 Clifford Nolan Burnstein